UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*

                                Envoy Corporation
                                (Name of Issuer)

                        COMMON STOCK / CONVERTIBLE BONDS
                         (Title of Class of Securities)

                                    293982104
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ROBERT FLEMING INC.
          13-3298866

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

NUMBER OF                5.  SOLE VOTING POWER                        8,228,820
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                          -
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                   8,228,820
REPORTING PERSON
WITH                     8. SHARED DISPOSITIVE POWER                      -

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,228,820

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        35.27%

12.   TYPE OF REPORTING PERSON*
        INVESTMENT ADVISER

Cusip No.    293982104      13G                                Page 2 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          Envoy Corporation

   (b)  Address of Issuer's Principal Executive Offices:
          15 Century Boulevard, Suite 600
          Nashville, TN  37214

2. (a)  Name of Person Filing:
          ROBERT FLEMING INC.

   (b)  Address of Principal Business Office for Each of the Above:
          320 Park Avenue, 11th Floor
          New York, NY  10022

   (c)  Citizenship:
         DELAWARE CORPORATION

   (d)  Title of  Class of  Securities:
          COMMON STOCK - 65,000
          CONVERTIBLE BONDS - 8,163,820

   (e)  CUSIP Number:
          293982104

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provsions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                      8,228,820
   (b) Percent of Class:                                                  35.27%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                8,228,820
         (ii)  shared power to vote or to direct the vote                    -
         (iii) sole power to dispose or to direct the disposition of   8,228,820
         (iv)  shared power to dispose or to direct the disposition of       -

5. Ownership of Five Percent or Less of a Class:
          N/A

CUSIP NO.   293982104                   13G                    Page 3 of 3 Pages


Schedule 13G Additional Information  (continued)

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
          N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          N/A

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 13, 1997


Signature: By /s/ Jonathan K. Simon
           JONATHAN K. SIMON, DIRECTOR
           ROBERT FLEMING INC.
           PRESIDENT - FLEMING CAPITAL MANAGEMENT, DIVISION OF RFI